UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

WILSHIRE ENTERPRISES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

971889100

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971889100	13D/A	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER —0—
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER —0—
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 7,892,544 shares of Common Stock outstanding, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 971889100	13D/A	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER —0—
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER —0—
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER —0—
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER —0—
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 5 of 9 pages

This Amendment No. 9 (the “Amendment”) amends and supplements the Schedule 13D as filed on November 2, 2005 and amended on November 14, 2005, February 28, 2006, April 7, 2006, May 3, 2006, May 18, 2006, June 6, 2006, July 11, 2006, July 19, 2006 and September 18, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $1.00 per share (the “Shares”), of Wilshire Enterprises, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by amending Items 3 through 6 to reflect the fact that the Reporting Persons have disposed of all shares of Common Stock previously reported by them in the Schedule 13D. In addition, Item 5(c) is specifically amended to provide information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days. Such information is provided in Exhibit N attached hereto and incorporated herein by reference. Item 5(e) is also specifically amended to provide that as of September 21, 2006, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the 7,892,544 shares of Common Stock of the Issuer outstanding as reported in publicly available information.

CUSIP No. 971889100	13D/A	Page 6 of 9 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.**

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.**

Exhibit D	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated February 27, 2006.***

Exhibit E	Press Release, dated February 27, 2006.***

Exhibit F	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated April 6, 2006.****

Exhibit G	Press Release, dated April 6, 2006.****

Exhibit H	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 2, 2006.*****

Exhibit I	Press Release, dated May 2, 2006.*****

Exhibit J	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 17, 2006.******

Exhibit K	Press Release, dated May 17, 2006.******

Exhibit L	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated June 5, 2006.*******

Exhibit M	Press Release, dated June 5, 2006.*******

Exhibit N	Schedule of Transactions in Shares of the Issuer.

Exhibit O	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed with the Schedule 13D/A on November 14, 2005.
***	Previously filed with the Schedule 13D/A on February 28, 2006.
****	Previously filed with the Schedule 13D/A on April 7, 2006.
*****	Previously filed with the Schedule 13D/A on May 3, 2006.
******	Previously filed with the Schedule 13D/A on May 18, 2006.
*******	Previously filed with the Schedule 13D/A on June 6, 2006.

CUSIP No. 971889100	13D/A	Page 7 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: September 22, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 971889100	13D/A	Page 8 of 9 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.**

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.**

Exhibit D	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated February 27, 2006.***

Exhibit E	Press Release, dated February 27, 2006.***

Exhibit F	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated April 6, 2006.****

Exhibit G	Press Release, dated April 6, 2006.****

Exhibit H	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 2, 2006.*****

Exhibit I	Press Release, dated May 2, 2006.*****

Exhibit J	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 17, 2006.******

Exhibit K	Press Release, dated May 17, 2006.******

Exhibit L	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated June 5, 2006.*******

Exhibit M	Press Release, dated June 5, 2006.*******

Exhibit N	Schedule of Transactions in Shares of the Issuer.

Exhibit O	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed with the Schedule 13D/A on November 14, 2005.
***	Previously filed with the Schedule 13D/A on February 28, 2006.
****	Previously filed with the Schedule 13D/A on April 7, 2006.
*****	Previously filed with the Schedule 13D/A on May 3, 2006.
******	Previously filed with the Schedule 13D/A on May 18, 2006.
*******	Previously filed with the Schedule 13D/A on June 6, 2006.

CUSIP No. 971889100	Page 9 of 9

Exhibit N

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

	Silvercreek SAV LLC
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/12/2006	(8,653.00)	4.480
09/18/2006	(23,862.00)	4.580
09/18/2006	(828.00)	4.520
9/19/2006	(1,076.00)	4.600
09/21/2006	(35,405.00)	4.580

	Mercury Special Situations Fund LP
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/20/2006	(3,600.00)	4.390
08/09/2006	(25,000.00)	3.940
09/18/2006	(7,703.00)	4.580
9/19/2006	(14,864.00)	4.600
09/21/2006	(81,516.00)	4.580

	Silvercrest Real Estate Fund (International)
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/12/2006	(577.00)	4.480
09/18/2006	(58,031.00)	4.580
09/18/2006	(2,012.00)	4.520
9/19/2006	(2,620.00)	4.600
09/20/2006	(42,400.00)	4.600
09/21/2006	(43,704.00)	4.580

	Mercury Real Estate Securities Fund LP
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/17/2006	(3,600.00)	4.098

	Silvercrest Real Estate Fund
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/05/2006	(1,200.00)	4.465
09/12/2006	(15,770.00)	4.480
09/18/2006	(10,404.00)	4.580
09/18/2006	(360.00)	4.520
9/19/2006	(471.00)	4.600
09/20/2006	(7,600.00)	4.600
09/21/2006	(7,837.00)	4.580

	Mercury Real Estate Securities Offshore Fund Ltd.
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/17/2006	(400.00)	4.098

	GPC LXV, LLC
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/31/2006	4,600.00	4.396
09/21/2006	(4,600.00)	4.580

	Mercury Special Situations Offshore Fund Ltd.
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
9/19/2006	(15,769.00)	4.600
09/21/2006	(266,638.00)	4.580

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

9